UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Mark J. Coleman
InterMedia Partners, L.P.
405 Lexington Avenue, 48th Floor
New York, NY 10174
(212) 503-2850

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 12,366,696 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 and including the shares held by InterMedia Partners VII, L.P. as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Cine Latino, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,180,627(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,180,627(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,180,627(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,969,581 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 422,092 warrants exercisable at any time at the option of the holder thereof into 211,046 shares of Issuer’s Class A common stock.

(2)
Based on 12,366,696 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 and including the shares held by InterMedia Cine Latino, LLC as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 12,366,696 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 and including the shares held by InterMedia Partners, L.P. as described in note 1.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,516(1)
	8	SHARED VOTING POWER 27,335,449(2) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 23,751
	10	SHARED DISPOSITIVE POWER 27,335,449(2) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,367,956(1)(2) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 8,765 shares of restricted Class A common stock pursuant to the Hemisphere Media Group, Inc. 2013 Equity Incentive Plan. The restricted stock will vest on the day preceding the Issuer’s 2017 annual meeting, subject to the reporting person’s continued service as a director on such vesting date.

(2)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(3)
Based on 12,366,696 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 and including the shares held by Leo Hindery, Jr. as described in notes 1 and 2.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,543(1)
	8	SHARED VOTING POWER 27,335,449(2) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 71,250
	10	SHARED DISPOSITIVE POWER 27,335,449(2) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,406,699(1)(2) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 26,293 shares of restricted Class A common stock pursuant to the Hemisphere Media Group, Inc. 2013 Equity Incentive Plan. The restricted stock will vest on the day preceding the Issuer’s 2017 annual meeting, subject to the reporting person’s continued service as a director on such vesting date.

(2)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(3)
Based on 12,366,696 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 and including the shares held by Peter M. Kern as described in notes 1 and 2.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7 of 15

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by InterMedia Cine Latino, LLC, a Delaware limited liability company (“IMCL”), (ii) InterMedia Partners VII, L.P., a Delaware limited partnership (“IMP” and, together with IMCL, “IM”), the sole member of IMCL; (iii) InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IMP; (iv) Leo Hindery, Jr., a manager of IM Partners; and (v) Peter M. Kern (“Kern”), a manager of IM Partners (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

This Item 4 is hereby supplemented by the addition of the information below.
IMP is nearing the end of its term. In order to provide liquidity options to its limited partners, IMP will offer its limited partners several alternatives with respect to the equity securities of the Issuer owned by IMP and, its wholly-owned subsidiary, IMCL (collectively, the “HMG Equity”) as more fully described herein. The transactions described in this Amendment No. 2 are collectively referred to as the “Liquidity Transactions” and the consummation of the Liquidity Transactions is referred to as the “Closing.” As of the date hereof, IM holds 26,402,043 shares of Class B common stock of the Issuer (certain of which are subject to forfeiture, as more particularly described below (the “Forfeiture Shares”)) and 1,866,812 warrants to purchase 933,406 shares of Class A common stock of the Issuer. Shares of the Issuer’s Class B common stock vote on a 10 to 1 basis with shares of the Issuer’s Class A common stock. Upon Closing, Kern, a current control person of IM, will control the entity which will act as the general partner of, and manage, operate and control the business and affairs of, two newly established special purpose vehicles (Investor (as defined below) and the Rollover SPV (as defined below), collectively the “SPVs”). Kern will have the sole voting and dispositive rights with respect to the shares of Class B common stock that will be held by the SPVs.  The Closing is expected to occur in October 2016.
IMP will offer each of its limited partners the opportunity to elect one of the liquidity options (the “Liquidity Options”) described below:
Option 1: The right to receive an in-kind pro rata distribution of the HMG Equity (the “Distribution Option”). At the Closing, each limited partner electing this option will receive its pro rata distribution of the HMG Equity other than the Forfeiture Shares. Immediately prior to the distribution, each applicable share of Class B common stock will be automatically converted into shares of Class A common stock pursuant to the Issuer’s amended and restated certificate of incorporation (the “Charter”), except for any securities to be distributed to any limited partner that is a Class B Permitted Transferee (as defined in the Charter). The Forfeiture Shares will be retained by IM and will be distributed to each limited partner electing the Distribution Option if such shares are no longer subject to forfeiture as described below;
Option 2: The right to re-invest its pro rata portion of the HMG Equity (the “Rollover Option”) into InterMedia Hemisphere Roll-Over L.P., a Delaware limited partnership (the “Rollover SPV”) formed for the purpose of holding the re-invested HMG Equity, as further described below. The general partner of the Rollover SPV will be Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”). The General Partner will be controlled by Kern, a current control person of IM; or
Option 3: The right to receive a cash payment for its pro rata portion of the HMG Equity at a purchase price of $9.75 per Security (as defined below) (the “Cash Option”) from Gato Investments L.P., a Delaware limited partnership (the “Investor”) formed for the purpose of purchasing the HMG Equity from limited partners electing the Cash Option. The general partner of the Investor will be the General Partner and the sole limited partner of the Investor at the Closing will be Searchlight II HMT, L.P., a Delaware limited partnership (“Searchlight”), an affiliate of Searchlight Capital Partners LLC.
On June 9, 2015, the board of directors of the Issuer (the “Board”) established a special committee of independent directors (the “Special Committee”) to review and consider the terms of the proposed Liquidity Transactions and alternatives thereto.  The Special Committee engaged its own legal counsel and financial advisor to assist it with its review and consideration of the proposed Liquidity Transactions.  The Special Committee met on 35 occasions during the period from June 10, 2015 to September 6, 2016 to consider the terms of the proposed Liquidity Transactions.  On September 6, 2016,

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8 of 15

the Special Committee made a recommendation to the Board to approve the Issuer’s entry into the Stockholders Agreement (as defined below) in connection with the proposed Liquidity Transactions.
For purposes of Section 203 of the Delaware General Corporation Law, the Board, also on September 6, 2016, approved the Liquidity Transactions and the agreements and transactions relating thereto, including, if applicable, any future replacement of the General Partner of the Investor by Searchlight or any of its affiliates  and any future distribution of equity securities of the Issuer pursuant to the LPA or SPV LPA (as defined below), as applicable.
Pursuant to a stock purchase agreement dated as of September 6, 2016, by and among the Investor and IM (the “Stock Purchase Agreement”), as soon as practicable following the date hereof, IMP will distribute to each of its limited partners a disclosure statement (the “Disclosure Statement”) which will describe the material terms of the proposed Liquidity Transactions and the Liquidity Options available to each IMP limited partner. The Disclosure Statement will contain an election form pursuant to which each limited partner will be able to irrevocably elect one of the Liquidity Options with respect to its allocable HMG Equity.
For limited partners electing the Rollover Option, upon the Closing, IM will distribute the allocable HMG Equity of each applicable limited partner to the Rollover SPV and each applicable limited partner will enter into a limited partnership agreement with the Rollover SPV (the “SPV LPA”).  The Disclosure Statement will describe the material terms of the SPV LPA and the form SPV LPA will be attached thereto.
For limited partners electing the Cash Option, upon Closing, certain affiliates of Searchlight have agreed to make an equity contribution to the Investor in an aggregate amount sufficient to fund the purchase of the applicable HMG Equity by the Investor from the limited partners electing the Cash Option. The Searchlight equity commitment is subject to certain conditions described below. The Liquidity Transactions are conditioned upon, among other things, a minimum number of limited partners electing the Cash Option as described below.
The Closing of the Liquidity Transactions will not result in the conversion of the Class B common stock of the Issuer held by IMP and IMCL into Class A common stock of the Issuer as the Investor and the Rollover SPV are “Class B Permitted Transferees” as defined in the certificate of incorporation of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby supplemented by the addition of the information below.
Stock Purchase Agreement
The Cash Option will be effected pursuant to the Stock Purchase Agreement.  Pursuant to the Stock Purchase Agreement, the Investor will purchase the allocable HMG Equity of limited partners that elect the Cash Option at a price of $9.75 per allocable “Security,” which is defined as (A) one share of Class B common stock of the Issuer that is not subject to any type of forfeiture, (B) 0.047619 shares of Class B common stock of the Issuer subject to forfeiture pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca Acquisition Corporation, the Issuer, Azteca Acquisition Holdings, LLC, Brener International Group, LLC, IMP, IMCL, Cinema Aeropuerto, S.A de C.V and the other parties identified therein (which agreement is incorporated by reference to Exhibit 10.2 to Azteca Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on January 23, 2013) and (C) 0.074074 warrants to purchase 0.037037 shares of Class A common stock of the Issuer.
For limited partners electing the Distribution Option, upon the Closing, IM will distribute the allocable HMG Equity (other than the Forfeiture Shares) to each applicable limited partner.  Upon the closing of the Liquidity Transactions, the Forfeiture Shares subject to an election of the Distribution Option by Limited Partners will be converted into shares of Class A common stock and will be held by IM, who will vote such shares in the same proportion as the vote of all holders of the Class A common stock.  The Forfeiture Shares are subject to forfeiture unless the last sale price of Class A common stock equals or exceeds $15.00 per share for any 20 trading days within at least one 30-trading day period before April 4, 2018 (the “Vesting Condition”).  Upon satisfaction of the Vesting Condition, the Forfeiture Shares will be distributed by IM to the Limited Partners who elected the Distribution Option.  If the Vesting Condition is not satisfied, IM will forfeit the Forfeiture Shares to the Issuer.
A condition to the Closing will be that the limited partners of IMP elect the Cash Option with respect to a sufficient amount of HMG Equity such that the aggregate purchase price paid to such limited partners at the Closing by the Investor is no less

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9 of 15

than $162.5 million (the “Minimum Condition”).  The Closing will be subject to other customary closing conditions, including receipt of any required antitrust approvals and receipt of any required consent of the Federal Communications Commission (the “FCC”) without the imposition of any Regulatory Adverse Condition (as defined in the Stock Purchase Agreement). The Minimum Condition may be waived by Searchlight; provided, that the consent of Kern and IMP is required in connection with any waiver of the Minimum Condition that would result in an aggregate purchase price of all HMG Equity in connection with the Cash Option being less than $100.0 million. The Stock Purchase Agreement may be terminated if, among other things, (i) the Closing has not occurred before December 31, 2016 (subject to extension by the Investor if all but certain of the conditions to Closing relating to regulatory approvals have been satisfied or waived); (ii) there has been a material breach of the representations, warranties, covenants or agreements contained in the Stock Purchase Agreement by any party and such breach has not been cured within ten business days after written notice thereof is received by the counterparty; or (iii) the Minimum Condition is not satisfied after the IMP limited partner election process described above has been completed. The Stock Purchase Agreement also contains customary survival and indemnification provisions.  There can be no assurance as to when the closing conditions will be satisfied, if at all.

Assuming IMP limited partners equal to the number required to satisfy the Minimum Condition select the Cash Option, that the Investor neither buys nor sells any equity in the Issuer, and that the General Partner is not entitled to the distribution of any HMG Equity in connection with the liquidation of the Investor, in the event of such liquidation, Searchlight would become the beneficial owner of approximately 18,077,602 shares of Class A common stock of the Issuer on a fully diluted basis (after conversion of the Class B common stock of the Issuer held by the Investor into shares of Class A common stock of the Issuer as a result of Searchlight not being a “Class B Permitted Transferee” as defined in the Charter), which as of the date hereof would represent approximately 24.6% of the total voting power of the Issuer on a fully diluted basis. See “Limited Partnership Agreement of the Investor.”
Assuming all IMP limited partners select the Cash Option, the Investor neither buys nor sells any equity in the Issuer, and that the General Partner is not entitled to the distribution of any HMG Equity in connection with the liquidation of the Investor, in the event of such liquidation, Searchlight would become the beneficial owner of approximately 26,682,047 shares of Class A common stock of the Issuer on a fully diluted basis, which as of the date hereof would represent approximately 36.4% of the total voting power of the Issuer on a fully diluted basis.
Certain affiliates of Searchlight have agreed pursuant to an equity commitment letter to capitalize the Investor with an amount in cash sufficient to finance the purchase of the HMG Equity of the limited partners that elect the Cash Option, subject to the terms and conditions set forth therein. The equity commitment letter includes customary conditions to funding, including (i) the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement and (ii) the substantially concurrent consummation of the transactions contemplated by the Stock Purchase Agreement. Certain affiliates of Searchlight have also agreed to capitalize the Investor to the extent required to satisfy any liabilities of the Investor arising from a material breach by the Investor of its covenants under the Stock Purchase Agreement, subject to the terms and conditions set forth therein.
The Closing of the Liquidity Transactions will not result in the conversion of the Class B common stock of the Issuer held by IMP and IMCL into Class A common stock of the Issuer as the Investor and the Rollover SPV are “Class B Permitted Transferees” as defined in the certificate of incorporation of the Issuer.
The foregoing summary is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed herewith as Exhibit 1 and is incorporated herein by reference.
Stockholders Agreement
In connection with the proposed Liquidity Transactions, on September 6, 2016, the Issuer entered into a stockholders’ agreement (the “Stockholders Agreement”), by and among the Issuer, the Investor, the Rollover SPV, IMP, the General Partner, Kern and Searchlight. The Stockholders Agreement became effective upon signing, except that the provisions relating to stockholder voting, the composition of the Board and the committees of the Board will not become effective until the Closing. The Stockholders Agreement terminates if the Stock Purchase Agreement is terminated prior to Closing.
Director Appointment and Committee Membership Rights
Upon the Closing, Searchlight II HMT GP, LLC, the general partner of Searchlight (“Searchlight GP”) will have the right to nominate two directors to the Board (one being a Class III director and one being a Class II director).  From and after the

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Closing, if Searchlight’s, the Investor’s or any of Searchlight’s controlled affiliates’ aggregate percentage of beneficial ownership of the outstanding voting stock of the Issuer represents aggregate voting power (as a percentage of the total voting power of all of the Investor’s outstanding voting stock) (the “Investor Percentage Interest”) (a) greater than or equal to 30%, then Searchlight GP may designate for nomination one Class II director and one Class III director; (b) less than 30% but greater than or equal to 10%, then Searchlight GP may designate for nomination one Class III director; or (c) less than 10%, then Searchlight GP will not have any contractual right to designate for nomination any directors, subject, in each case, to protection of Searchlight’s proportional representation on the Board in the event of an increase or decrease in the number of seats for directors on the Board after the date hereof.  The Searchlight designees must be reasonably acceptable to the Board; provided, that any investment professional employed by Searchlight or any of its affiliated investment funds will be deemed to be reasonably acceptable to the Board.
Until the earlier of the date that (i) the Investor Percentage Interest is less than 10%, (ii) the Stockholders Agreement is terminated and (iii) Searchlight’s delivery of a notice terminating its right to nominate directors when permitted by the Stockholders Agreement (the “Board Designation Expiration Date”), the Issuer and the Board will cause (A) each Searchlight director designee to be included in management’s slate of nominees for the election of Directors at each annual or special meeting of stockholders of the Issuer at which Class II or Class III directors are to be elected (together with any written consent of the stockholders of the Issuer pursuant to which Class II or Class III Directors are to be elected, an “Election Meeting”) occurring after the Closing and (B) at least two (2) Independent Directors (as defined below) to serve on the Board at all times. To qualify as an Independent Director, an individual must (i) qualify as an “Independent Director” for purposes of the NASDAQ Marketplace Rules and (ii) not be an affiliate of, employed by, or otherwise lacking in independence from, Searchlight, IMP, the General Partner, Kern, the Investor and the Rollover SPV. The Issuer has agreed to use its reasonable best efforts to, and to use its reasonable best efforts to cause the Board to, cause the election of each applicable Searchlight designee to the Board, including (to the extent permitted by law) by recommending that the Issuer stockholders vote in favor of the election of each such Searchlight designee, soliciting proxies in respect thereof and otherwise supporting each such Searchlight designee.
Promptly after the Closing, and subsequently in connection with each Election Meeting, the Issuer and the Board have agreed to cause the appointment of one Searchlight designee to each of the Audit Committee, the Executive Committee and any other committee or subcommittee of the Board formed after the date hereof (other than any committee formed for the purpose of investigating, making determinations with respect to, or otherwise addressing any potential or actual conflicts of interest between the Investor, Searchlight and any of its affiliates or any Searchlight designee, on the one hand, and the Issuer, on the other hand).
The right of Searchlight to nominate any member of the Board (or any committee thereof) is subject to compliance with applicable law, stock exchange rules, generally applicable corporate governance policies and procedures of the Issuer and, in the case of Board committees, applicable independence requirements.
Voting Agreements
From and after the date of the Stockholders Agreement, subject to the terms of the limited partnership agreement of the Investor (the “LPA”), until the earlier of the Board Designation Expiration Date and five years from Closing (as such date may be extended pursuant to the LPA), Searchlight, IMP, the General Partner, Kern, the Investor and the Rollover SPV have agreed to (i) cause all voting securities held by such person, or over which such person otherwise has voting discretion or control, to be present at each Election Meeting, or any annual or special meeting at which (or any written consent pursuant to which) directors are to be elected or appointed, either in person or by proxy, and (ii) vote all such voting securities in favor of any Searchlight designee. From and after the date of the Stockholder Agreement, until the earlier of five years from Closing (as such date may be extended pursuant to the LPA) or the termination of the Stockholder Agreement, Searchlight, IMP, the General Partner, Kern, the Investor and the Rollover SPV have further agreed to vote for any nominee that would qualify as an Independent Director if the Board would have fewer than two Independent Directors if such nominees were not elected to the Board. The obligations of Searchlight described in this paragraph will not be in effect if Searchlight does not have voting power over any voting securities of the Issuer or the Searchlight GP no longer has a right to designate directors to the Board.
Following a termination of the Investor (other than such a termination resulting from the bankruptcy, insolvency or reorganization of the General Partner), for so long as Searchlight has voting power over any voting securities of the Issuer and the Searchlight GP has a right to designate one or more directors to the Board, Searchlight has additionally agreed that, with respect to all nominees included in the Issuer’s slate of nominees (other than Searchlight designees and Independent

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Directors for whom Searchlight must vote in favor as described in the preceding paragraph), it will vote all such voting securities in favor of such nominees in the same proportion as the vote of the holders of the Class A common stock (other than Searchlight and its affiliates). Searchlight may elect to terminate the voting obligation described in the immediately preceding sentence; however, it Searchlight so elects, any Searchlight nominees then on the Board must resign from the Board and the Searchlight GP no longer will have the right to designate Searchlight designees to the Board.
Registration Rights
If, after the Closing, (i) the Investor distributes securities of the Issuer to its limited partners (which would include Searchlight), (ii) the general partner of the Investor is replaced, or (iii) if Searchlight becomes by any other means the registered and beneficial owner of equity securities of the Issuer purchased pursuant to the Stock Purchase Agreement or in another private placement transaction, then the Issuer will enter into an amendment to the existing registration rights agreement of the Issuer (or enter into a substantially similar agreement with Searchlight) providing Searchlight with the registration rights of certain stockholders party thereto.
Take-Private Limitations
For five years following the Closing, Searchlight, IMP, the General Partner, Kern, the Investor and the Rollover SPV have agreed not to, and to cause each of their respective affiliates not to, undertake any transaction that has a reasonable likelihood or a purpose of resulting in, directly or indirectly, the Issuer’s equity securities being de-listed from a national securities exchange or de-registered under the Securities Exchange Act of 1934, as amended, unless such transaction is approved by a special committee of independent directors of the Issuer.
Termination
The Stockholders Agreement will terminate upon the occurrence of any of the following: (i) upon the mutual written agreement of the parties thereto; (ii) by Searchlight upon a material breach by the Issuer, Kern, the General Partner, the Investor, the Rollover SPV or IMP of any of their respective representations, warranties, covenants or agreements contained therein if such breach has not been cured within ten business days after written notice thereof is received by such party; provided that such termination shall only be with respect to the rights and obligations of the breaching party; (iii) by the Issuer, upon a material breach by Searchlight, Kern, the General Partner, the Investor, the Rollover SPV or IMP of any of its representations, warranties, covenants or agreements contained therein and such breach has not been cured within ten business days after written notice thereof is received by such party; provided that such termination shall only be with respect to the rights and obligations of the breaching party; (iv) by Kern, upon a material breach by the Issuer, Searchlight or, solely if the General Partner is no longer the general partner of the Investor, the Investor of any of their respective representations, warranties, covenants or agreements contained therein if such breach has not been cured within ten business days after written notice thereof is received by such party; provided that such termination shall only be with respect to the rights and obligations of the breaching party; or (v) upon termination of the Stock Purchase Agreement prior to Closing.
Other Provisions of the Stockholders Agreement
The Issuer will, at Investor’s sole expense for any out-of-pocket costs, use commercially reasonable efforts to obtain regulatory approvals, including, but not limited to, under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, the Communications Act of 1934, as amended, and the rules and regulations and published policies of the FCC (such Act, rules, regulations and policies, the “Communications Laws”) if, in each case, required in connection with a distribution of the HMG Equity pursuant to the LPA, the replacement of the general partner of the Investor, or any other event or circumstance pursuant to the LPA that requires such approval. The Issuer will have no obligation to seek regulatory approval for any action that would violate Communications Laws.
Additionally, the Issuer has agreed not to, and cause the Board not to, (i) take any action that would prevent or delay the Liquidity Transactions or other transactions contemplated by the Stockholders Agreement or frustrate the purposes thereof, (ii) enter into any shareholder rights plan, moratorium, control share, fair price, takeover or interested stockholder provision or any similar plan that would cause Searchlight or its affiliates to incur or suffer any dilution relative to the other holders of voting securities or warrants following Closing or that would have an adverse effect on the Board representation of Searchlight (excluding any shareholder rights plan that applies to the acquisition of any additional Class A Shares by

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Searchlight or any of its affiliates beyond the HMG Equity purchased by the Investor in the Liquidity Transactions and equity or equity-based compensation in connection with such affiliate’s service as a member of the Board or any committee thereof or exercising any rights or options in connection with such equity or equity-based compensation) or (iii) amend the Charter or the amended and restated bylaws of the Issuer to change the quorum requirement for Issuer stockholder meetings. The obligations set forth in subsection (i) and (iii) of the immediately preceding sentence will not apply to the extent the Board determines in good faith that such action would reasonably be expected to be inconsistent with its fiduciary duties to the Issuer’s stockholders and the obligation set forth in subsection (ii) of the immediately preceding sentence will not apply from and after the date that the Investor Percentage Interest is less than 10%.
For the duration of the Stockholders Agreement, any approval by the Board of a business combination or a person acquiring greater than 15% of the outstanding voting power of the Issuer, in each case for purposes of the Delaware corporation law’s anti-takeover statute, shall require the prior written consent of a special committee of independent directors; provided, that the Board has previously approved for the purposes of such statute the transactions contemplated by the Stock Purchase Agreement, the Distribution Option and any distribution in kind of the HMG Equity by the Investor, the Rollover SPV, or any replacement of the general partner of the Investor. In addition, each of Searchlight, IMP, the General Partner, Kern, the Investor and the Rollover SPV has agreed that, from signing of the Stockholders Agreement until the earlier of the termination of the Stockholders Agreement and termination of the Investor, it will not acquire or offer to acquire any securities, assets or indebtedness of the Issuer without the prior written consent of a special committee of independent directors; provided that such “standstill” obligations are suspended while the Issuer has a shareholder rights plan in effect.
The Investor has agreed, subsequent to the Closing but no later than the 2017 annual meeting of stockholders of the Issuer, to vote in favor of an amendment to the Charter requiring that, in any change of control transaction, holders of the Class A common stock and Class B common stock will be offered the same per share consideration, without regard to the different voting power of the shares of such classes of stock.
IMP and Searchlight have agreed, in connection with Closing, to reimburse the Issuer its reasonable and documented out-of-pocket fees, costs and expenses incurred by the Special Committee, capped at $250,000, in connection with their review and negotiation of the Liquidity Transactions described in this Current Report.
Kern has agreed in the Stockholders Agreement to elect the Distribution Option with respect to his allocable share of the HMG Equity. Until the occurrence of a termination event of the Investor, Kern has agreed to (i) vote of all securities of the Issuer beneficially owned by Kern or his family members in the same manner as the securities of the Issuer beneficially owned by the General Partner following the Closing, (ii) not dispose of (and otherwise treat) the securities of the Issuer beneficially owned by Kern (other than the Investor and Rollover SPV) or his family members without the prior written consent of Searchlight and (iii) dispose of (and otherwise treat) all securities of the Issuer held of record by the Investor and Rollover SPV in the same manner. In addition, from and after the Closing, until the earliest of a change of control transaction, the date on which Searchlight and its affiliates and the Investor, collectively, no longer hold more than 29% of the outstanding voting power of the Issuer (assuming for this purpose that all shares of Class B common stock have automatically converted to shares of Class A common stock), and a dissolution of the Investor if certain requirements are satisfied, Kern has agreed not to take any action that would reasonably be expected to cause the shares of Class B common stock beneficially owned by Kern or any of his family members other than shares of Class B common stock held by Investor or the Rollover SPV or Forfeiture Shares to convert to shares of Class A common stock.
The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference.
Investor Limited Partnership Agreement
As discussed above, the HMG Equity allocable to IMP’s limited partners who elect the Cash Option will be purchased by the Investor pursuant to the Stock Purchase Agreement. In connection with the proposed Liquidity Transactions, at the Closing, the General Partner, as general partner, Searchlight, as limited partner, and Kern, as the controlling person of the General Partner and solely with respect to certain obligations, will enter into an Amended and Restated Limited Partnership Agreement of the Investor.
The General Partner, as general partner of the Investor, will manage, operate and control the business and affairs of the Investor, but will engage the Manager (as defined below) to act as discretionary investment advisor with respect to the

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Investor’s assets and to perform other investment management functions for the General Partner, on behalf of the Investor. The General Partner will have the sole voting and dispositive rights with respect to the HMG Equity purchased pursuant to the Cash Option.  The General Partner will receive a customary carried interest ranging from 5% to 20%, subject to the terms of the LPA, which will be determined based on Searchlight’s internal rate of return. The General Partner’s carried interest will be calculated based on (a) in the case of a change of control transaction, the consideration received therefor; and (b) in the case where the Investor is liquidated for any other reason, the then 30-day trailing weighted average trading price per share of the Class A common stock.
The SPV LPA is expected to provide that the General Partner of the Investor may be replaced and/or the Investor may be liquidated upon the occurrence of certain events as described in the LPA. These events are expected to include (a) the 120 day trailing volume weighted average price per share of Class A common stock is less than $6.83, (b) Kern ceasing to control the General Partner or the General Partner ceasing to be the general partner of the Investor, (c) the occurrence of certain related party transactions, (d) the occurrence of an event of default under the Issuer’s credit agreement or other event that gives rise to an acceleration of payment obligations, in each case, involving indebtedness with a principal amount of $50 million or more, (e) the conversion of the shares of Class B common stock beneficially owned by Kern to Class A common stock in certain circumstances, (f) the General Partner or Searchlight desiring to pursue a change of control transaction which the other party does not wish to pursue in certain circumstances, (g) Searchlights designees not being elected to and seated on the Issuer board of directors or one such designee not being appointed to certain committees of the Board, in each case, in accordance with the Stockholders Agreement, (h) a material breach by the General Partner, Kern or the Issuer of their respective obligations under the agreements entered into in connection with the proposed transaction and such breach is incapable of being cured or is not cured within 10 business days, (i) Kern breaching certain restrictive covenants, (j) the General Partner, Kern or any of their affiliates being convicted of, or entering a plea of guilty or nolo contendere for certain crimes, (k) the sale or transfer of the limited partnership interests in Investor, the HMG Equity or any portion thereof, without Searchlight’s prior approval, (l) the death or mental incapacitation of Kern or (m) the five year anniversary of the Closing. The General Partner may be entitled to certain distributions of the HMG Equity in connection with the replacement of the General Partner of the Investor and/or the liquidation of the Investor.
In addition, Kern has agreed to be bound by customary non-compete provisions.
The foregoing summary is qualified in its entirety by reference to the form of LPA agreed among the General Partner and Searchlight, which is filed herewith as Exhibit 3 and is incorporated herein by reference.
Rollover SPV Limited Partnership Agreement
In connection with the proposed Liquidity Transactions, at the Closing, the General Partner, as general partner, and limited partners electing the Rollover Option, as limited partners, will enter into the SPV LPA.  IMP will contribute to the Rollover SPV, on behalf of limited partners electing the Rollover Option, an amount of HMG Equity with respect to each such limited partner having an agreed-upon value based on the 20-business day trailing volume weighted average per security as of the date of Closing.

The General Partner, as general partner of the Rollover SPV, will manage, operate and control the business and affairs of the Rollover SPV, but will engage the Manager to act as discretionary investment advisor with respect to the Rollover SPV’s assets and to perform other investment management functions for the General Partner, on behalf of the Rollover SPV. The General Partner will receive carried interest of 20%, subject to the terms of the SPV LPA.

The General Partner of the Rollover SPV may be replaced and/or the Rollover SPV may be liquidated upon the occurrence of certain events as described in the limited partnership agreement of the Rollover SPV.  These events include (a) the criminal conviction (including a plea of no contest) in a court of competent jurisdiction of the General Partner, InterMedia Advisors, LLC (in its capacity as investment manager of the Rollover SPV, the “Manager”) or Kern of (i) a crime punishable by 1 year or more in jail; (ii) any felony involving the activities of the Rollover SPV, the General Partner or the Manager or (iii) a violation of any statute involving intentional fraud (including securities fraud), misappropriation or embezzlement; or (b) the entering by a court of competent jurisdiction of a permanent injunction prohibiting the General Partner, the Manager or Kern from acting as the general partner or manager of the Rollover SPV or as a controller of the general partner or manager of the Rollover SPV.

The Closing of the Liquidity Transactions will not result in the conversion of the Class B common stock of the Issuer held by IM that is transferred to Investor or the Rollover SPV into Class A common stock of the Issuer as the Investor and the Rollover SPV are “Class B Permitted Transferees” as defined in the Charter.

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The foregoing summary of certain terms of the SPV LPA does not purport to be complete and is a description of the expected terms thereof, which terms are subject to change.  The foregoing description is qualified in its entirety by reference to the SPV LPA, which will be filed at a later date.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Stock Purchase Agreement, dated as of September 6, 2016, by and among Gato Investments LP, InterMedia Partners VII, L.P. and InterMedia Cine Latino, LLC.

Exhibit 2:	Stockholders Agreement, dated as of September 6, 2016, by and among Hemisphere Media Group, Inc., Gato Investments LP, InterMedia Hemisphere Roll-Over, L.P., InterMedia Partners VII, L.P., Gemini Latin Holdings, LLC, Peter M. Kern and Searchlight II HMT, L.P.

Exhibit 3:	Form of Amended and Restated Agreement of Limited Partnership of Gato Investments LP, to be entered into at Closing, by and among Gemini Latin Holdings, LLC, Searchlight II HMT, L.P. and, solely with respect to his obligations under certain sections, Peter M. Kern.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 7, 2016

INTERMEDIA CINE LATINO, LLC

By: InterMedia Partners VII, L.P.
its Sole Member

By: InterMedia Partners, L.P.
its General Partner

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS VII, L.P.

By: InterMedia Partners, L.P.
its General Partner

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS, L.P.

By: HK Capital Partners, LLC
its General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

LEO HINDERY, JR.

By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).